UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Firearms Training Systems, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

318120102

(CUSIP Number)

Bank of America Corporation

100 North Tryon Street

Charlotte, NC 28255

Attention: Ellen Perrin (704)386-1624

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 26, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a recording person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Bank of America Corporation - 56-0906609

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). OO - Subject shares were acquired in partial satisfaction of restructured loans.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 12,307,203

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 12,307,203

11) Aggregate Amount Beneficially Owned by Each Reporting Person

12,307,203

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

17.54%

14) Type of Reporting Person (See Instructions)

HC

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

NB Holdings Corporation - 56-1857749

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). OO - Subject shares were acquired in partial satisfaction of restructured loans.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 12,307,203

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 12,307,203

11) Aggregate Amount Beneficially Owned by Each Reporting Person

12,307,203

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

17.54%

14) Type of Reporting Person (See Instructions)

HC

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Bank of America, N.A. - 94-1687665

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). OO - Subject shares were acquired in partial satisfaction of restructured loans.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

U.S. National Bank

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 12,307,203

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 12,307,203

11) Aggregate Amount Beneficially Owned by Each Reporting Person

12,307,203

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

17.54%

14) Type of Reporting Person (See Instructions)

BK

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

BANA (#1) LLC - 94-1687665

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). OO - The Reporting Person has, through an intracorporate transfer of its affiliate Bank of America, N.A.'s position as lender to the Issuer to the Reporting Person's subsidiary Banc of America Strategic Solutions, Inc., become a beneficial owner of the subject shares which were acquired by Bank of America, N.A. in partial satisfaction of restructured loans.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 12,307,203

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 12,307,203

11) Aggregate Amount Beneficially Owned by Each Reporting Person

12,307,203

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

17.54%

14) Type of Reporting Person (See Instructions)

OO

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Banc of America Strategic Solutions, Inc. - 52-1710675

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). OO - The Reporting Person has, through an intracorporate transfer of its affiliate Bank of America, N.A.'s position as lender to the Issuer, become a beneficial owner of the subject shares which were acquired by Bank of America, N.A. in partial satisfaction of restructured loans.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 12,307,203

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 12,307,203

11) Aggregate Amount Beneficially Owned by Each Reporting Person

12,307,203

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

17.54%

14) Type of Reporting Person (See Instructions)

CO

Items 2 and 7 are amended as set forth below.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of:

(i) Banc of America Strategic Solutions, Inc., a Delaware corporation ("BASSI");

i. BANA (#1) LLC, a Delaware limited liability company ("BANA"), in its capacity as the controlling shareholder of BASSI;

ii. Bank of America, N.A., a United States national banking association ("BoA"), in its capacity as the parent company of BANA;

iii. NB Holdings Corporation, a Delaware corporation ("NB"), in its capacity as the parent company of BoA; and

iv. Bank of America Corporation, a Delaware corporation ("BoA Corp"), in its capacity as the parent company of NB; and

(ii) Bank of America, N.A., a United States national banking association ("BoA");

i. NB, in its capacity as the parent company of BoA; and

ii. BoA Corp, in its capacity as the parent company of NB (together with BASSI, BANA, BoA, and NB, the "Reporting Persons");

This Schedule 13D relates to shares held by BoA, with respect to which BASSI, as the holder of certain indebtedness of the Issuer, has shared voting power pursuant to the Voting Agreement which is an Exhibit to this Schedule 13D.

BASSI is a Delaware corporation that was established to align the management of BoA Corp.'s domestic credit workout operations. BANA is a Delaware limited liability company that serves as a holding company for BASSI and other BoA entities. BoA is a national bank engaged in a general commercial banking and trust business. NB is a Delaware corporation that serves as the holding company for BoA. BoA Corp. is a Delaware corporation, a bank holding company and a financial holding company. Through its subsidiaries, BoA Corp. provides a diversified range of banking and certain non-banking financial services, both domestically and internationally.

The address of the principal office and the principal business for BASSI, BANA, NB, and BoA Corp. is 100 North Tryon Street, Charlotte, North Carolina 28255. The address of the principal office and the principal business for BoA is 101 South Tryon Street Charlotte, North Carolina 28255. Current information concerning the identity and background of (i) each of the executive officers, directors and members of the Reporting Persons, (ii) each person controlling a Reporting Person and (iii) each of the executive officers, directors and members of each corporation or other person ultimately in control of a Reporting Person is set forth in Annexes A-E hereto, which are incorporated herein by reference in response to this Item 2.

During the 1ast five years, none of the Reporting Persons and no person controlling such Reporting Person and none of the executive officers, directors or members of any such Reporting Person or any corporation or person ultimately in control of such Reporting Person, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 7. Material To Be Filed As Exhibits

7(1) August 25, 2000 Letter Agreement (incorporated by reference to Exhibit 7(1) of the reporting persons' Form 13D with respect to the Issuer's Class A Common Stock filed with the SEC on September 6, 2000).

7(2) Voting and Stock Restriction Agreement dated as of April 1, 2000 (incorporated by reference to Exhibit 7(2) of the Reporting Persons' Form 13D with respect to the Issuer's Class A Common Stock filed with the SEC on September 6, 2000).

7(3) First Amendment dated as of June 26, 2003 to the Voting and Stock Restriction Agreement dated as of April 1, 2000 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

April 8, 2004 By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

NB HOLDINGS CORPORATION

April 8, 2004 By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

BANK OF AMERICA, N.A.

April 8, 2004 By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

April 8, 2004 By: _/s/ DeWitt W. King III

Name: DeWitt W. King III

Title: Managing Director

BANA (#1) LLC

April 8, 2004 By: Bank of America, N.A., as its

Manager

By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

ANNEX A

BANK OF AMERICA CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of Bank of America Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors:
William Barnet, III	Chairman, President and CEO The Barnet Company, Inc. 507 East St. John Street Spartanburg, SC 29302
John T. Collins	Chairman and CEO The Collins Group, Inc. 60 State Street, Suite 700 Boston, MA 02109
Charles W. Coker	Chairman Sonoco Products Company P.O. Box 160 Hartsville, SC 29551-0160 Street Address: North Second Street Hartsville, SC 29550
Gary L. Countryman	Chairman Emeritus Liberty Mutual Insurance Company 175 Berkeley Street Boston, MA 02116
Paul Fulton	Chairman Bassett Furniture Industries, Inc. 380 Knollwood Street, Suite 610 Winston-Salem, NC 27103
Charles K. Gifford	Chairman Bank of America Corporation 100 Federal Street, 26th Floor Boston, MA 02110
Donald E. Guinn	Chairman Emeritus Pacific Telesis Group 130 Kearny Street, Suite 3200 San Francisco, CA 94108-4887
James H. Hance, Jr.	Vice Chairman Bank of America Corporation 100 North Tryon Street NC1-007-58-03 Charlotte, NC 28255
Kenneth D. Lewis	CEO Bank of America Corporation 100 North Tryon Street NC1-007-58-01 Charlotte, NC 28255
Dr. Walter E. Massey	President Morehouse College Office of the President 830 Westview Drive, SW Atlanta, GA 30314
Thomas J. May	Chairman, President and CEO NSTAR, Inc. 800 Boylston Street Boston, MA 02199
C. Steven McMillan	Chairman, President and CEO Sara Lee Corporation Three First National Plaza 70 West Madison Street Chicago, IL 60602-4260
Eugene M. McQuade	President Bank of America Corporation 100 North Tryon Street NC1-007-58-16 Charlotte, NC 28255
Patricia E. Mitchell	President and CEO Public Broadcasting Service 1320 Braddock Place Alexandria, VA 22314
Edward L. Romero	Former Ambassador to Spain 1521 Eagle Ridge Road, NE Albuquerque, NM 87122
Thomas M. Ryan	Chairman, President and CEO CVS Corporation One CVS Drive Woonsocket, RI 02895
O. Temple Sloan, Jr.	Chairman and CEO General Parts, Inc. P.O. Box 26006 Raleigh, NC 27611 Street Address: 2635 Millbrook Road Raleigh, NC 27604
Meredith R. Spangler	Chairman of the Board C.D. Spangler Foundation Director C.D. Spangler Construction Company 668 Hempstead Place Charlotte, NC 28207-2320
Jackie M. Ward	Outside Managing Director Intec Telecom Systems PLC Building G, Fourth Floor 5775 Peachtree-Dunwoody Road Atlanta, GA 30342
Executive Officers:
Charles K. Gifford	Chairman
Kenneth D. Lewis	CEO
James H. Hance, Jr.	Vice Chairman
Eugene M. McQuade	President
Marc D. Oken	Chief Financial Officer
Amy Woods Brinkley	Chief Risk Officer
Alvaro G. de Molina	President, Global Corporate & Investment Banking
Barbara J. Desoer	President, Consumer Products
Liam E. McGee	President, Consumer Banking
R. Eugene Taylor	President, Commercial Banking
Brian T. Moynihan	President, Wealth Management 100 Federal Street Boston, MA 02110
H. Jay Sarles	Vice Chairman and Special Advisor to the CEO 100 Federal Street Boston, MA 02110
Bradford H. Warner	President, Small Business and Premier Banking 100 Federal Street Boston, MA 02110

ANNEX B

NB HOLDINGS CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of NB Holdings Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for NB Holdings Corporation is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Amy Woods Brinkley	Chief Risk Officer
James H. Hance, Jr.	Vice Chairman Bank of America Corporation
Kenneth D. Lewis	CEO Bank of America Corporation
Executive Officers:
Kenneth D. Lewis	President, Chairman and CEO
James H. Hance, Jr.	Vice Chairman of the Board
Amy Woods Brinkley	Chief Risk Officer
Marc D. Oken	Executive Vice President and Chief Accounting Officer
Neil A. Cotty	Senior Vice President
Ann P. West	Senior Vice President
Charles F. Bowman	Senior Vice President
Rachel R. Cummings	Senior Vice President
Thomas Brantley	Senior Vice President - Tax
Gregory S. Mroz	Senior Vice President - Tax
David R. Smith	Senior Vice President - Tax
Susan M. Lum	Vice President - Tax
Terry E. Perucca	Managing Director
Alvaro G. de Molina	Treasurer and Senior Vice President

ANNEX C

BANK OF AMERICA, N.A.

The names, business addresses and present principal occupations of the directors and executive officers of Bank of America, NA. are set forth below. If no business address is provided, the director's, or executive officer's business address is 100 North Tryon Sweet, Charlotte, North Carolina 28255. The principal place of business and business address for Bank of America, NA. is 101 South Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Amy Woods Brinkley	Chief Risk Officer Bank of America Corporation
Alvaro G. de Molina	President, Global Corporate & Investment Banking Bank of America Corporation
Barbara J. Desoer	President, Consumer Products Bank of America Corporation
James H. Hance, Jr.	Vice Chairman Bank of America Corporation
Kenneth D. Lewis	CEO Bank of America Corporation
Liam E. McGee	President, Consumer Banking Bank of America Corporation
Eugene M. McQuade	President Bank of America Corporation
Marc D. Oken	Executive Vice President and Chief Financial Officer Bank of America Corporation
R. Eugene Taylor	President, Commercial Banking Bank of America Corporation
Executive Officers:
Kenneth D. Lewis	Chairman and CEO
James H. Hance, Jr.	Vice Chairman
Amy Woods Brinkley	Chief Risk Officer
Alvaro G. de Molina	President, Global Corporate & Investment Banking
Barbara J. Desoer	President, Consumer Products
Liam E. McGee	President, Consumer Banking
Eugene M. McQuade	President
Brian T. Moynihan	President, Wealth Management
Marc D. Oken	Chief Financial Officer
Bradford H. Warner	President, Small Business & Premier Banking
R. Eugene Taylor	President, Commercial Banking

ANNEX D

BANA (#1) LLC

The names, business addresses and present principal occupations of the directors and executive officers of BANA (#1) LLC are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for BANA (#1) LLC is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below arc citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors*:
None
Executive Officers*:
None
*Bank of America, NA is the sole member & manager of BANA (#1) LLC - Refer to Annex C

ANNEX E

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

The names, business addresses and present principal occupations of the directors and executive officers of Banc of America Strategic Solutions, Inc. are set forth below. If no business address is provided, the director's or executive officer's principal place of business is Bank of America Corporation and business address is 100 North Tryon Sheet, Charlotte, North Carolina 28255. The principal place of business and business address for Banc of America Strategic Solutions, Inc. is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors:
Neil A. Cotty	Senior Vice President; Consumer Products Finance Executive Bank of America Corporation
Alvaro G. de Molina	President, Global Corporate & Investment Banking Bank of America Corporation
Helen B. Eggers	Senior Vice President; Risk Management Executive Bank of America Corporation
Leslie J. Fitzpatrick	Senior Vice President; Asset Securization Finance Executive Bank of America Corporation
Frank R. Forrest, Jr.	Senior Vice President; Risk Management Executive Bank of America Corporation
Kris A. Gagnon	Commercial Special Assets Executive Bank of America Corporation
Helga Houston	Senior Vice President; Risk Management Executive Bank of America Corporation
John E. Mack	Board Member 127 N. Tryon Street Charlotte, NC 28282
J. Chandler Martin	Managing Director; Risk Management Executive Bank of America Corporation
Rod C. Woodard	Senior Vice President; Commercial Special Assets Executive Bank of America Corporation
Executive Officers:
Kris A. Gagnon	President and Chairman of the Board
Rod C. Woodard	Senior Vice President; Managing Director
Robert W. Long, Jr.	Managing Director
Mark T. Wilson	Managing Director
Elizabeth H. Baird	Senior Vice President
Thomas Brantley	Senior Vice President - Tax
Gregory S. Mroz	Senior Vice President - Tax
David R. Smith	Senior Vice President - Tax
Gary S. Williams	Senior Vice President - Tax
Susan M. Lum	Vice President - Tax
Phyllis P. Nash	Vice President
Eric S. Woodward	Vice President
Leslie J. Fitzpatrick	CFO